RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED
2006 OCT 25 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

06017878

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No.82 - 35005

20th October, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have sent a letter dated 20th October, 2006 to the Stock Exchanges in India intimating about the Board meeting to be held on 30th October, 2006 to take on record Unaudited financial results of the Company for the quarter ended 30th September, 2006.

Copy of the said letter is enclosed herewith for information and records.

Very truly yours
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

PROCESSED
NOV 02 2006
THOMSON FINANCIAL

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Jle10/31

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

October 20, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Unaudited Financial Results for the quarter and nine months ended 30th September 2006.

In terms of Clause 41 of the Listing Agreement entered into with the Stock Exchanges, we hereby wish to inform that a meeting of the Board of Directors of the Company is scheduled to be held on Monday, the 30th October; 2006, inter alia, to consider and take on record the Unaudited Financial Results for the quarter and nine months ended 30th September 2006.

A copy of Media Release issued by the Company in this regard is also enclosed.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: as above

MEDIA RELEASE

RELIANCE COMMUNICATIONS BOARD MEETING TO CONSIDER UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 30TH SEPTEMBER, 2006

Mumbai, 20th October 2006: A meeting of the Board of Directors of Reliance Communications Limited is scheduled to be held on Monday, the 30th October,2006 to consider, inter alia, Unaudited Financial Results of the Company for the quarter and nine months ended 30th September 2006.

The current Financial Year of the Company is for the period of 15 months (fifteen months) from 1st January 2006 to 31st March 2007.

The Board of Directors of the Company will also consider Unaudited Consolidated Financial Results of the Company for the quarter and nine months ended 30th September 2006.